SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                              The Loewen Group Inc.
                                 (Name of Issuer)

                           Common Shares, No Par Value
                          (Title of Class of Securities)

                                    54042L10#
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     None of the Reporting Persons own any shares of the Stock.

1.   Name of Reporting Person:

     TMI-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11):  0.0%

14.  Type of Reporting Person: CO

1.   Name of Reporting Person:

     Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 23, 1998, as amended by Amendment No. 1 dated September 1, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated December 1, 1998, as amended by Amendment No. 4 dated December 17, 1998, as amended by Amendment No. 5 dated June 1, 1999, as amended by Amendment No. 6 dated June 3, 1999 (the "Schedule 13D"), relating to the Common Stock, no par value (the "Stock"), of The Loewen Group Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        None of the Reporting Persons are the beneficial owners of any shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

         None of the Reporting Persons have any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        (c) Since the last 13D filing, the following Persons have sold shares of the Stock in transactions on the Toronto Stock Exchange and the New York Stock Exchange, as follows:

                               NO. OF SHARES   PRICE PER
PERSON             DATE            SOLD          SHARE


Teachers(1)        06-07-99       5,200         $.30
Teachers(2)        06-07-99       4,543          .30
Tundra  (3)        06-07-99         757          .30
Teachers(1)        06-08-99      35,000          .28
Teachers(2)        06-08-99       4,286          .28
Tundra  (3)        06-08-99         714          .28
Teachers(1)        06-08-99       5,000          .28
Teachers(2)        06-08-99      30,000          .28
Tundra  (3)        06-08-99       5,000          .28
Teachers(1)        06-09-99      72,500          .27
Teachers(2)        06-09-99      62,143          .27
Tundra  (3)        06-09-99      10,357          .27
Teachers(1)        06-10-99      50,000          .26
Teachers(2)        06-10-99     105,857          .26
Tundra  (3)        06-10-99      17,643          .26
Teachers(1)        06-10-99      29,000          .26
Teachers(2)        06-10-99      42,857          .27
Tundra  (3)        06-10-99       7,143          .27
Teachers(1)        06-10-99       5,000          .27
Teachers(2)        06-10-99      24,857          .26
Tundra  (3)        06-10-99       4,143          .26
Teachers(1)        06-10-99     123,500          .27
Teachers(2)        06-10-99       4,286          .27
Tundra  (3)        06-10-99         714          .27
Teachers(1)        06-11-99      33,000          .25
Teachers(2)        06-11-99      28,286          .25
Tundra  (3)        06-11-99       4,714          .25
Teachers(1)        06-11-99      16,600          .24
Teachers(2)        06-11-99       4,286          .25
Tundra  (3)        06-11-99         714          .25
Teachers(1)        06-14-99      91,800          .24
Teachers(2)        06-14-99      78,600          .24
Tundra  (3)        06-14-99      13,100          .24
Teachers(1)        06-14-99     123,500          .27
Teachers(1)        06-15-99   1,000,000          .28
Teachers(2)        06-15-99   2,368,184          .28
Tundra  (3)        06-15-99     394,699          .28
Teachers(1)        06-15-99     320,192          .27
Teachers(2)        06-15-99     281,137          .26
Tundra  (3)        06-15-99      60,720          .33
Teachers(1)        06-15-99       7,800          .26
Teachers(2)        06-15-99     364,280          .33
Tundra  (3)        06-15-99      46,855          .26

        (1) Shares were sold with Canadian dollars. The price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

       (2) The shares were sold on behalf of Teachers in the Teachers Account over which TMI has sole voting and dispositive power. Accordingly, Teachers has no beneficial ownership in any of such shares. Shares were sold with Canadian or U.S. dollars. In the case of sales in Canadian dollars, the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

       (3) The shares were sold on behalf of Tundra in the Tundra Account over which TMI has sole voting and dispositive power. Accordingly, Tundra has no beneficial ownership in any of such shares. Shares were sold with Canadian or U.S. dollars. In the case of sales in Canadian dollars, the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the last 13D filing.

       (d) Except as set forth herein, each of the Item 2 Persons affirms that no person other than such Item 2 Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Item 2 Person.

       (e) On June 15, 1999, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Stock.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:      June 15, 1999


                                     TMI-FW, INC.



                                     By: /s/ W.R. Cotham
                                           W.R. Cotham,
                                           Vice President


                                     ONTARIO TEACHERS' PENSION PLAN BOARD,
                                     an Ontario, Canada corporation


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham,
                                           Attorney-in-Fact for:

                                     CLAUDE LAMOUREUX (1)


(1)      A  Power of Attorney authorizing W.R. Cotham, et al., to act on  behalf
of   Claude  Lamoureux  previously  has  been  filed  with  the  Securities  and
Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Agreement between The Loewen Group Inc. and TMI-FW, Inc. and Thomas M. Taylor, previously filed.